United States securities and exchange commission logo





                     June 28, 2024

       Kang Liping
       Chief Financial Officer
       Longduoduo Co Ltd
       419 Floor 4 Comprehensive Building
       Second Light Hospital, Ordos Street
       Yuquan District, Hohhot
       Inner Mongolia, China

                                                        Re: Longduoduo Co Ltd
                                                            Form 10-K for the
Year Ended June 30, 2023
                                                            File No. 333-260951

       Dear Kang Liping:

               We issued comments on the above captioned filing on April 18, 2024. On May 31, 2024, we issued a follow-up letter informing you that comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

                As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              Please contact Jeanne Baker at 202-551-3691 or Terence O'Brien at 202-551-3355 if you
       have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Jessica Ansart at 202-551-4511 with any other questions.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Industrial Applications and

                     Services